

Mail Stop 3720

January 30, 2008

Via U.S. Mail and Fax 305-856-8190
Mr. Manuel D. Medina
President and Chief Executive Officer
Terremark Worldwide, Inc.
2601 S. Bayshore Drive
Miami, Florida 33133

> **Re: Terremark Worldwide, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2007**
> **Filed June 15, 2007**
> **and Documents Incorporated by Reference**
> **Form 10-K/A for Fiscal Year Ended March 31, 2007**
> **Filed July 30, 2007**
> **Forms 10-Q for June 30, September 30, and December 31, 2007**
> **File No. 001-12475**

Dear Mr. Medina:

We have reviewed your filings, including the documents incorporated therein by reference, and have the following comments. You should comply with these comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2007

General

1. Please note that your correct file number is 001-12475. In future filings, please revise.

Liquidity, and Capital Resources, page 39

Liquidity, page 39

2. In the future, please provide a more detailed discussion of your ability to meet both your short-term and long-term liquidity needs. We consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 33-6835 and footnote 43 of Release no. 33-8350. In addition, to the extent practicable please quantify your anticipated material short-term and long-term liquidity requirements, including, for example, those related to your expansion plan.

Debt Covenants, page 43

3. In the future, please revise your disclosure to include more detail regarding your debt covenants, including the material financial covenants and ratios and events of default. Note that Release No. 33-8350 recommends expanded disclosure of material covenants when they limit, or are reasonably likely to limit, a company's ability to undertake financing to a material extent or when they restrict the ability to pay dividends.

Consolidated Financial Statements

General

4. On pages F-10 and F-24, we note that you utilized independent third-party valuation consultants to assist in your valuations. While you are not required to make reference to this independent third-party, when you do you should also disclose the name of the expert and confirm to us in your response letter that the expert is aware of being named in the filing. If you decide to delete your reference to the independent third-party in future filings, you should revise to provide disclosures that explain the method and assumptions used by you to determine the valuation.

Note 2. Summary of Significant Accounting Policies

Revenue recognition, profit recognition and allowance for bad debts, page F-9

5. Please tell us if you defer direct installation costs in excess of the related installation fees. If so, tell us the following:

- The amounts of the deferred direct installation costs in excess of the related deferred installation fees included in the consolidated balance sheets as of March 31, 2007 and 2006.
- Why it is appropriate to capitalize the direct installation costs in excess of the related installation fees. Refer to SAB Topic 13(A)(3)(f).
- The amortization period and why such period is appropriate.

Note 3. Acquisitions, page F-16

6. We note on page F-17 that you are amortizing the acquired customer base over 10 years. However, installation fees and the related direct installation costs are amortized over the expected life of the installation which you disclose to be 36 to 48 months. Please tell us in detail your rationale for using different amortization periods for the customer base and the installation fees and costs. Also, you disclose on page 13 of Form 10-Q for December 31, 2007 that an 8-year period was used to amortize the customer base. Please tell us in detail your rationale for using this period.

Form 10-K/A for the fiscal year ended March 31, 2007

Corporate Governance, page 5

7. The introductory paragraph is an inappropriate disclaimer for the information that follows. In the future, please remove this qualifying language from your corporate governance section.

Nominations for Directors, page 6

8. In the future, disclose the board's basis for the view that it is appropriate for you not to have a nominating committee. Also indicate whether the independent directors will consider candidates recommended by security holders. See Item 407(c) of Regulation S-K.

Board of Directors Committees, page 8

Audit Committee, page 8

9. In the future, please clarify whether Messrs. Fernandez and Ruiz are audit committee financial experts within the meaning of Item 407(d)(5) of Regulation S-K.

Executive Compensation, page 10

The Elements of Terremark's Compensation, page 10

10. We note your disclosure on pages 11 and 12 that you review survey data of "Peer Companies" when determining your executives' compensation. In the future, please explain what companies you reviewed and what specific elements of their compensation you reviewed. Please indicate how this data was used in making determinations about levels and particular elements of your executive's compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

11. We note the use of company performance measures and goals used in the determination of the named executive officers' base salaries and incentive compensation awards. In the future, for base salary, clarify what specific goals and targets were exceeded, achieved or underachieved for each named executive officer. With respect to incentive compensation awards, please identify the performance targets or threshold levels that needed to be reached for payment to each of the named executive officers unless doing so would cause the company material competitive harm. If you believe material competitive harm will result, tell us in your response letter the specific reasons why, in accordance with the analysis set forth in Instruction 4 to Item 402(b) of Regulation S-K. If your analysis results in your determination that such performance-related factors are properly excluded from disclosure, please provide the alternate disclosure provided for in the same Instruction.

Certain Relationships and Related Transactions, page 28

12. In the future, provide the disclosure required by Item 404(b) of Regulation S-K.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director